EXHIBIT 12.2

NEVADA POWER COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Three Months Ended
	March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007

EARNINGS AS DEFINED:

Net Income (loss)	$(1,316)	$(9,020)	$132,586	$185,943	$134,284	$151,431	$165,694
Income tax expense (benefit)	(645)	(4,933)	70,737	91,757	61,652	71,382	78,352
Fixed Charges	56,707	59,126	233,788	240,830	247,290	210,067	190,836
Capitalized Interest (allowance for
borrowed funds used during construction)	(1,179)	(5,790)	(6,770)	(21,443)	(17,184)	(20,063)	(13,196)
Total	$53,567	$39,383	$430,341	$497,087	$426,042	$412,817	$421,686

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$56,707	$59,126	$233,788	$240,830	$247,290	$210,067	$190,836

Total	$56,707	$59,126	$233,788	$240,830	$247,290	$210,067	$190,836

RATIO OF EARNINGS TO FIXED
CHARGES	-	-	1.84	2.06	1.72	1.97	2.21

Deficiency	$3,140	$19,743	$-	$-	$-	$-	$-

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

For the purpose of calculating the ratios of earnings to fixed charges, “Earnings” represents net income (loss) adjusted for income taxes and fixed charges excluding capitalized interest.  “Fixed Charges” represent the aggregate of interest charges on long-term debt (whether expensed or capitalized) and the portion of rental expense deemed attributable to interest.